Exhibit 99.1

September 11, 2019

Re: Immediate Report - Tender Offer Results - Series 7 Debentures of “Bezeq” The Israel Telecommunication Corp Limited (“Bezeq”)

Tel Aviv, Israel - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that the tender offer for the repurchase of Bezeq’s Series 7 Debentures was completed and that the Debenture Holders accepted Bezeq’s offering in the amount of NIS 444,175,613 par value which represent 75.67% of the total outstanding par value of the Series 7 Debentures. The offing price of each par value by Bezeq was NIS 1.0150.

The outstanding par value of the series 7 Debentures after tender offer is NIS 142,831,587.